CALVERT MANAGEMENT SERIES
CLASS A DISTRIBUTION PLAN

AMENDMENT TO CLASS A PLAN OF DISTRIBUTION

The Class A Plan of Distribution for Calvert Management Series (formerly Calvert Tax-Free Reserves) is amended to include a new series, Calvert Unconstrained Bond Fund (the “Fund”).

In addition to the Distribution expenses set forth in Section 1(b) with respect to Calvert Tax-Free Bond Fund (formerly Calvert Tax-Free Reserves Long-Term Portfolio), Class A Distribution Plan expenses incurred by Calvert Unconstrained Bond Fund pursuant to this Plan may not exceed, on an annual basis, 0.50% of the Fund’s average daily net assets.

Effective Date: September 30, 2014